UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ZURA BIO LIMITED

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares	G9TY5A119
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert Lisicki

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

Tel: (702) 825-9872

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.

Andrei Sirabionian, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Tel: (212) 407-4000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Zura Bio Limited, a Cayman Islands exempted company (the “Company”), and dated July 12, 2024 (as amended on July 25, 2024, the “Schedule TO”), relating to the offer by the Company to each holder of the Company’s outstanding public and private warrants that were issued in connection with its initial public offering (collectively, the “ IPO warrants”) to purchase Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), to receive 0.30 Class A ordinary shares in exchange for each outstanding IPO warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated August 8, 2024 (as amended, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the IPO warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 16, 2021, by and between the Company (as successor to JATT Acquisition Corp, its predecessor and a Cayman Islands exempted company) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each IPO warrant that is outstanding upon the closing of the Offer be exchanged for 0.27 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, and (b) a press release issued by the Company on August 9, 2024 announcing the results of the Offer.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read together with the Schedule TO and the Prospectus/Offer to Exchange.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on August 8, 2024. The Company has been advised that 6,703,428 public warrants, or approximately 97.2% of the outstanding public warrants, and 4,080,580 private placement warrants, or approximately 69.0% of the outstanding private placement warrants were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered IPO warrants for exchange and settlement on or before August 12, 2024. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 97.2% of the outstanding public warrants and approximately 69.0% of the outstanding private placement warrants to the Warrant Amendment (as defined in the Prospectus/Offer to Exchange), which exceeds a majority of the number of then outstanding warrants required to adopt the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.

On August 9, 2024, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed with the SEC on August 8, 2024).
(a)(1)(B)	Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on July 25, 2024).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on July 25, 2024).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on July 25, 2024).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on July 25, 2024).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(i)	Press Release, dated July 12, 2024 (incorporated by reference to Exhibit (a)(5) of the Schedule TO filed with the SEC on July 12, 2024).
(a)(5)(ii)	Press Release, dated August 9, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on August 9, 2024).
(b)	Not applicable.
(c)	Not applicable
(d)(i)	Business Combination Agreement, dated as of June 16, 2022, by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on June 17, 2022).
(d)(ii)	First Amendment dated as of September 20, 2022 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2 and Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.2 of JATT’s Form S-4/A (File No. 333-267005), filed with the SEC on October 25, 2022).

Exhibit No.	Description
(d)(iii)	Second Amendment dated as of November 14, 2022 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.2 of JATT’s Current Report on Form 8-K (File No. 001- 40598), filed with the SEC on November 15, 2022).
(d)(iv)	Third Amendment dated as of January 13, 2023 to the Business Combination Agreement by and among JATT, Merger Sub, Merger Sub 2, Holdco and Zura Bio Limited (incorporated by reference to Exhibit 2.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on January 19, 2023).
(d)(v)	Second Amended and Restated Memorandum and Articles of Association of Zura Bio Limited (incorporated by reference to Exhibit 3.1 to Zura’s Form 8-K (File No. 001-40598), filed with the SEC on March 24, 2023).
(d)(vi)	Warrant Agreement, dated as of July 16, 2021, by and between JATT Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(vii)	Specimen Class A Ordinary Share Certificate of Zura (incorporated by reference to Exhibit 4.5 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(viii)	Specimen Warrant Certificate of Zura (incorporated by reference to Exhibit 4.6 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(ix)	Form of 2023 Pre-Funded Warrant to Purchase Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 3, 2023).
(d)(x)	Form of 2024 Pre-Funded Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 22, 2024).
(d)(xi)	Form of Letter Agreement, by and among JATT Acquisition Corp and each of JATT Ventures, L.P. and the officers and directors of JATT (incorporated by reference to Exhibit 10.1 of JATT’s Form S-1 (File No. 333-257120), filed with the SEC on June 15, 2021).
(d)(xii)	Investment Management Trust Agreement, dated as of July 16, 2021, by and between JATT Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(xiii)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.13 of Zura’s Current Report on Form 8-K (File No. 001-40598) filed with the SEC on March 24, 2023).
(d)(xiv)	Amended and Restated Registration Rights Agreement, by and among the Company, the Sponsor and the parties thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40598) filed with the SEC on March 24, 2023).
(d)(xv)	Administrative Services Agreement, dated July 16, 2021, between JATT Acquisition Corp and JATT Ventures, L.P. (incorporated by reference to Exhibit 10.6 of JATT’s Current Report on Form 8-K (File No. 001-40598), filed with the SEC on July 19, 2021).
(d)(xvi)	Sponsor Support Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp and certain shareholders (incorporated by reference to Exhibit 10.7 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xvii)	Company Shareholder Support Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp, Zura Holding Company and Zura Bio Ltd (incorporated by reference to Exhibit 10.8 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xviii)	Lock-Up Agreement dated as of June 16, 2022 (incorporated by reference to Exhibit 10.9 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.10 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xx)	Form of 2022 Zura Bio Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on October 25, 2022).
(d)(xxi)	Form of 2022 Zura Bio Employee Share Purchase Plan (incorporated by reference to Exhibit 10.12 of JATT’s Form S-4/A (File No. 333- 267005) filed with the SEC on December 14, 2022).
(d)(xxii)	Investment Agreement between Hana Immunotherapeutics LLC and Zura Bio, Ltd., dated February 20, 2022 (incorporated by reference to Exhibit 10.13 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).

Exhibit No.	Description
(d)(xxiii)	Form of 2022 Zura Bio Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on October 25, 2022).
(d)(xxiv)	Service Agreement between Zura Bio Limited and Oliver Jacob Levy, dated June 2, 2022 (incorporated by reference to Exhibit 10.15 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on January 9, 2023).
(d)(xxv)	Share Option Agreement between Zura Bio Limited and Sandeep Kulkarni, dated June 8, 2022 (incorporated by reference to Exhibit 10.16 of JATT’s Form S-4 (File No. 333-267005) filed with the SEC on August 19, 2022).
(d)(xxvi)	Sponsor Forfeiture Agreement dated June 16, 2022 (incorporated by reference to Exhibit 10.18 of JATT’s Form S-4 (File No. 333- 267005) filed with the SEC on August 19, 2022).
(d)(xxvii)	Forward Purchase Agreement dated August 5, 2021 between JATT Acquisition Corp. and Athanor Master Fund LP (incorporated by reference to Exhibit 10.1 of JATT’s Quarterly Report on Form 10-Q (File No. 001-40598), filed with the SEC on November 19, 2021).
(d)(xxviii)	Forward Purchase Agreement dated August 5, 2021 between JATT Acquisition Corp. and Athanor International Master Fund LP. (incorporated by reference to Exhibit 10.2 of JATT’s Quarterly Report on Form 10-Q (File No. 001-40598), filed with the SEC on November 19, 2021).
(d)(xxix)	Amended Forward Purchase Agreements dated January 27, 2022 between JATT Acquisition Corp. and Athanor Master Fund LP and Athanor International Master Fund LP. (incorporated by reference to Exhibit 10.9 of JATT’s Annual Report on Form 10-K (File No. 001- 40598), filed with the SEC on April 11, 2022).
(d)(xxx)	First Amendment to the PIPE Subscription Agreement, dated November 25, 2022 (incorporated by reference to Exhibit 10.23 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxi)	Equity Grant Agreement between JATT Acquisition Corp and Eli Lilly and Company dated December 8, 2022 (incorporated by reference to Exhibit 10.24 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxii)	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.25 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxiii)	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.26 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxiv)	Letter Agreement, dated as of December 8, 2022, by and among Zura Bio Limited and Stone Peach Properties LLC (incorporated by reference to Exhibit 10.27 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxvi)	Option Certificate, dated June 8, 2022, by and between Zura Bio Limited and Oliver Levy (incorporated by reference to Exhibit 10.30 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 2, 2023).
(d)(xxxvii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Dr. Someit Sidhu (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).
(d)(xxxviii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Verender Badial (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).

(d)(xxxix)	Severance and General Release Agreement, dated April 7, 2023, by and between Zura Bio Limited and Preston Klassen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 7, 2023).
(d)(xxxx)	Form of 2022 Zura Bio Employee Share Purchase Plan (incorporated by reference to Exhibit 10.12 of JATT’s Form S-4/A (File No. 333- 267005) filed with the SEC on December 14, 2022).
(d)(xxxxi)	Zura Bio Limited 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K (File No. 001 40598), filed with the SEC on March 24, 2023).
(d)(xxxxii)	Zura Bio Limited 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.29 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 2, 2023).
(d)(xxxxiii)	Share Option Award Agreement (incorporated by reference to Annex C of the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the SEC on May 19, 2023).
(d)(xxxxiv)	License Agreement between Zura Bio Limited and Pfizer Inc., dated March 22, 2022 (incorporated by reference to Exhibit 10.14 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17, 2023).
(d)(xxxxvi)	License Agreement between Zura Bio Limited and Lonza Sales AG, dated July 22, 2022 (incorporated by reference to Exhibit 10.17 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17, 2023).
(d)(xxxxvii)	License, Development and Commercialization Agreement, dated as of December 8, 2022, by and between Eli Lilly and Company and Z33 Bio Inc (incorporated by reference to Exhibit 10.22 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on February 17,2023).
(d)(xxxxviii)	Letter Agreement, dated as of December 8, 2022, by and among Zura Bio Limited and Stone Peach Properties LLC (incorporated by reference to Exhibit 10.27 of JATT’s Form S-4/A (File No. 333-267005) filed with the SEC on December 14, 2022).
(d)(xxxxix)	Form of Subscription Agreement by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 3, 2023).
(d)(xxxxx)	License, Development and Commercialization Agreement between ZB17 LLC and Eli Lilly and Company, dated April 26, 2023 (incorporated by reference to Exhibit 10.38to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 28, 2024).
(d)(xxxxxi)	Offer Letter, dated March 2, 2023, to Amit Munshi, (incorporated by reference to Exhibit 10.28 of JATT’s Form 10-Q (File No. 001- 40598) filed with the SEC on May 12, 2023).
(d)(xxxxxii)	Service Agreement between Zura Bio Limited and Kiran Nistala (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 6, 2023).
(d)(xxxxxiii)	Service Agreement, dated as of April 7, 2023, by and between the Company and Verender Badial (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 10, 2023).
(d)(xxxxxiv)	Offer Letter Agreement with Kim Davis, dated November 22, 2022 (incorporated by reference to Exhibit 10.39 to the Form S-1/A filed by the Issuer with the SEC on August 11, 2023).
(d)(xxxxxvi)	Employment Agreement between Zura Bio Limited and Robert Lisicki (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on January 8, 2024).
(d)(xxxxxvii)	Form of Subscription Agreement by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 3, 2023).
(d)(xxxxxviii)	Form of Employment Agreement for Someit Sidhu (incorporated by reference to Exhibit 10.31 of JATT’s Form S-4/A (File No. 333- 267005) filed with the SEC on February 8, 2023).
(d)(xxxxxix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 22, 2024).

(d)(xxxxxx)	Lock-Up Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp and each of the other parties signatories thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-40598) filed by the Issuer with the SEC on June 17, 2022).
(d)(xxxxxxi)	Lock-Up Agreement, dated as of March 20, 2023, by and between JATT Acquisition Corp and Eli Lilly and Company (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K (File No. 001-40598) filed by the Issuer with the SEC on March 24, 2023).
(d)(xxxxxxii)	Dealer Manager Agreement dated as of July 11, 2024, by and between Zura Bio Limited and Cantor Fitzgerald & Co., as dealer manager (incorporated by reference to Exhibit (d)(xxxxxxii) of the Schedule TO filed with the SEC on July 12, 2024).
(d)(xxxxxxiii)	Tender and Support Agreement dated July 11, 2024, by and among the Company, and the warrant holder parties thereto (incorporated by reference to Exhibit (d)(xxxxxxiii) of the Schedule TO filed with the SEC on July 12, 2024).
(d)(xxxxxxiv)	Settlement Agreement by and between Zura Bio Limited and Someit Sidhu dated July 24, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-40598) filed by the Issuer with the SEC on July 25, 2024).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of Loeb & Loeb LLP (incorporated by reference to Exhibit (h) of the Schedule TO filed with the SEC on July 12, 2024).

(b) Filing Fee Exhibit.

Filing Fee Table. *

*Previously filed.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZURA BIO LIMITED

By:	/s/ Robert Lisicki
Name:	Robert Lisicki
Title:	Chief Executive Officer

Dated: August 9, 2024